METALLA BEGINS TRADING ON THE OTCQX BEST MARKET IN THE UNITED STATES

FOR IMMEDIATE RELEASE	CSE: MTA
OTCQX: MTAFF
October 24, 2017	Frankfurt: X9CP

Vancouver, British Columbia: Metalla Royalty & Streaming Ltd. (“Metalla” or the “Company”) (CSE: MTA) (OTCQX: MTAFF) (FRANKFURT: X9CP) is pleased to announce that the Company’s common shares commenced trading today on the OTCQX® Best Market, a top tier public market in the United States, under the symbol “MTAFF.” Metalla has graduated from the OTCQB® Venture Market to trade on OTCQX.

Metalla will continue to trade on the Canadian Securities Exchange under the symbol “MTA.”

“In response to growing investor interest we have chosen to have Metalla’s shares trade on the OTCQX Best Market, enabling greater exposure, liquidity, transparency, and accessibility to our expanding U.S. and global shareholder base," said Metalla’s President and CEO Brett Heath. “Metalla looks forward to broadening its shareholder base further through trading on OTCQX.”

About Metalla

Metalla is a precious metals royalty and streaming company. Metalla provides shareholders with leveraged precious metal exposure through a diversified portfolio of royalties and streams. Our strong foundation of current and future cash generating asset base, combined with an experienced team gives Metalla a path to become one of the leading gold and silver companies for the next commodities cycle.

For further information please visit our website at www.metallaroyalty.com

CONTACT INFORMATION

Metalla Royalty & Streaming Ltd.
Brett Heath, President & CEO
Phone: 604-696-0741
Email: info@metallaroyalty.com
Website: www.metallaroyalty.com

INVESTOR RELATIONS

Renmark Financial Communications Inc.
Barry Mire: bmire@renmarkfinancial.com
Tel: (416) 644-2020 or (514) 939-3989